Exhibit 99.1

Ferrari N.V. announces its Capital Markets Day

Maranello (Italy), 14 September 2018 - Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) announced today that the Company will host its Capital Markets Day and will present the Group’s 2018-2022 Business Plan to financial analysts and institutional investors in Maranello (Italy) on September 18, 2018.

The presentation delivered during the event will be made available in the Investors section of the Ferrari corporate website (http://corporate.ferrari.com). A live audio webcast will be available on the Company’s corporate website (http://corporate.ferrari.com), commencing at 10:00 a.m. BST / 11:00 a.m. CEST / 5:00 a.m. EDT on Tuesday, September 18.
Details for accessing the presentation materials and the webcast will be available in the Investors section of the corporate website prior to the event. For those unable to participate in the live session, a replay will remain archived on the corporate website (http://corporate.ferrari.com) for two weeks after the event.

About Ferrari
Ferrari is among the world’s leading luxury brands focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Ferrari brand symbolizes exclusivity, innovation, state-of-the-art sporting performance and Italian design. Its history and the image enjoyed by its cars are closely associated with its Formula 1 racing team, Scuderia Ferrari, the most successful team in Formula 1 history. From the inaugural year of Formula 1 in 1950 through the present, Scuderia Ferrari has won 234 Grand Prix races, 16 Constructor World titles and 15 Drivers’ World titles. Ferrari designs, engineers and produces its cars in Maranello, Italy, and sells them in over 60 markets worldwide.

Forward Looking Statements
This document contains forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather,

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977

they are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors described in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s annual and quarterly reports filed with the U.S. Securities and Exchange Commission, which are available on Ferrari’s website (http://corporate.ferrari.com).
Any forward-looking statements contained in this document speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com